United States securities and exchange commission logo





                               August 6, 2020

       Chris Christensen
       Chief Executive Officer
       iCap Vault 1, LLC
       3535 Factoria Blvd. SE, Suite 500
       Bellevue, WA 98006

                                                        Re: iCap Vault 1, LLC
                                                            Registration
Statement on Form S-11
                                                            Response dated July
28, 2020
                                                            File No. 333-236458

       Dear Mr. Christensen:

              We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2020 letter.

       Response dated July 28, 2020

       General

   1. We note your response to comment 1. For example, we note the disclosure of interest rate
                                                        premiums that    the
company may make under the Interest Premium Program which may be effective from time
to time ....    (emphasis added). As we have previously noted,
                                                        investors need
transparency regarding the pricing terms of the security. Given that elements of the
interest rate remain undetermined such that investors would be unable to determine the rate at
the time of their investment, the disclosure of the pricing structure on the notes does not
comply with Item 202(b)(1) and Item 501(b)(3) of Regulation S-K, as required. Please revise
your pricing structure and disclosure as necessary.
 Chris Christensen
FirstName
iCap Vault LastNameChris Christensen
           1, LLC
Comapany
August     NameiCap Vault 1, LLC
       6, 2020
August
Page 2 6, 2020 Page 2
FirstName LastName
2. We note the volume milestone interest rate premium. It appears that the milestone is met when a broker dealer or investment advisor that has a selling agreement with you has clients that collectively meet the volume milestone. It is unclear how an investor could have accurate disclosure as to what volume milestone premium is available at the time of their investment. Please tell us how you intend to provide investors with information about this interest rate premium at the time of their investment.
3. We note your response to comment 2 and that the reinvested interest will be conducted as a part of this registered offering. Please revise the registration statement as appropriate to include the reinvested interest. Additionally, please tell us how you intend to inform investors of the interest rate at the time of the reinvestment.
       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Laura Anthony